JANUS HENDERSON GROUP PLC

201 Bishopsgate

London, United Kingdom

EC2M3AE

JANUS HENDERSON US (HOLDINGS) INC.

151 Detroit Street

Denver, CO 80206

December 13, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Janus Henderson Group plc
Janus Henderson US (Holdings) Inc.
Registration Statement filed on Form S-4
File No. 333-283305
Filed November 18, 2024

Ladies and Gentlemen:

Janus Henderson US (Holdings) Inc. (the “Issuer”) and Janus Henderson Group plc, as guarantor, are registering an exchange offer (the “Exchange Offer”) of up to $400,000,000 aggregate principal amount of the Issuer’s 5.450% Senior Notes due 2034 (the “Restricted Notes”) for the like aggregate principal amount of the Issuer’s 5.450% Senior Notes due 2034 (the “Exchange Notes”) pursuant to the above referenced Registration Statement in reliance on the position of the Staff of the Securities and Exchange Commission (the “Staff”) enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (available April 13, 1988) (hereinafter, Exxon Capital Holdings), Morgan Stanley & Co. Inc., SEC No-Action Letter (available June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (available July 2, 1993). The Issuer represents as follows:

1.	The Issuer has not entered into any arrangement or understanding with any person who will receive the Exchange Notes to distribute those securities following completion of the Exchange Offer. To the best of the Issuer’s information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and will not participate in the Exchange Offer with a view to distribute the Exchange Notes to be received in the Exchange Offer. In this regard, the Issuer will make each person participating in the Exchange Offer aware (through the prospectus for the Exchange Offer or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing the Exchange Notes, such person (i) cannot rely on the Staff position enunciated in Exxon Capital Holdings or interpretive letters to similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction, and be identified as an underwriter in the prospectus.

2.	The Issuer acknowledges that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.

3.	The Issuer will include in the prospectus for the Exchange Offer (a) an acknowledgement that such participant does not intend to engage in a distribution of the Exchange Notes and (b) an acknowledgement for each person that is a broker-dealer exchanging Restricted Notes acquired for its own account as a result of market-making activities or other trading activities, that such person will satisfy any prospectus delivery requirements in connection with any resale of such Exchange Notes, and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

If you have any further questions or comments or desire further information in respect of the Registration Statement, please do not hesitate to contact Laura A. Kaufmann Belkhayat, Esq. of Skadden, Arps, Slate, Meagher & Flom LLP, our legal counsel, at (212) 735-2439.

Very truly yours,

JANUS HENDERSON GROUP PLC
JANUS HENDERSON US (HOLDINGS) INC.

By:	/s/ Berg Crawford
Name:	Berg Crawford
Title:	Chief Accounting Officer

cc:	Skadden, Arps, Slate, Meagher & Flom LLP